Exhibit (a)(1)(M)

NEWS

Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per
Share and Extend Offer
ATLANTA, April 29, 2009 — Cox Enterprises, Inc., through its Cox Media Group, Inc. subsidiary, announced today that it has agreed to increase the price of its offer to acquire all the outstanding shares of Class A common stock of Cox Radio, Inc. (NYSE: CXR) not otherwise owned by Cox Media Group to $4.80 per share. The price represents a 45.5% premium over the closing price on March 20 (the last trading day prior to the commencement of the tender offer) and a 26.3% premium over Cox Enterprises’ original proposal of $3.80 per share. The expiration of the tender offer has been extended, and the tender offer will now expire at 12:00 midnight New York City time on Wednesday, May 13, 2009.
The decision to increase the offer price follows discussions between Cox Enterprises and the special committee of independent members of the board of directors of Cox Radio appointed to review the tender offer. Based on those discussions, Cox Enterprises expects that the special committee will recommend that the stockholders of Cox Radio accept the tender offer and tender their shares pursuant to the tender offer.
The tender offer remains subject to the condition that a majority of the minority stockholders (those who are not executive officers, directors or affiliates of Cox Enterprises, Cox Media Group or Cox Radio other than directors of Cox Radio who constitute the special committee of independent directors formed to consider the tender offer) tender their shares. All other terms and conditions of the tender offer also remain unchanged. As of the close of business on April 28, 2009, approximately 417,300 shares have been tendered pursuant to the offer. If the offer is completed, Cox Radio stockholders who have already tendered their shares will receive the increased offer price of $4.80 per share and need not take any additional action in order to receive such price.
Cox Enterprises and Cox Media Group expect to amend their tender offer statement and to disseminate an amended and restated offer to purchase to Cox Radio stockholders shortly, and further expect that the special committee of Cox Radio will promptly amend its Schedule 14D-9 to advise stockholders of the special committee’s position with respect to the increased tender offer price of $4.80 per share. Cox Radio stockholders and other interested parties are urged to read Cox Enterprises’ and Cox Media Group’s amended tender offer statement, amended and restated offer to purchase and other relevant documents when available. Cox Radio stockholders can obtain the tender offer and related documents free of charge at the SEC’s web site: www.sec.gov, from Cox Enterprises at 6205 Peachtree Dunwoody Road, Atlanta, GA

30328, Attn: Corporate Communications, or from D.F. King & Co., Inc., the Information Agent for the tender offer, by calling (800) 578-5378.
About Cox Enterprises (www.coxenterprises.com)
Cox Enterprises, Inc. is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, the company’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media Group, Inc. (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Additionally, Cox’s Internet operations include Kudzu.com and Adify Corporation, a unit of Cox TMI, Inc.
CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of Cox Enterprises and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the radio broadcast industry or the business or prospects of Cox Radio. Cox Enterprises wishes to caution the reader that these factors, as well as factors described or to be described in Cox Enterprises’, Cox Media Group’s and Cox Radio’s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Cox Enterprises’ current expectations described herein.

Media Contact: Bobby Amirshahi (678) 645-4518 bobby.amirshahi@coxinc.com	Investor Contact: Richard Jacobson (678) 645-0111 richard.jacobson@coxinc.com